February 1, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Frank Wyman
Lisa Vanjoske

Re: Ascendis Pharma A/S
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-36815

Ladies and Gentlemen:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby responding to the comment letter to the Company’s Form 20-F for the fiscal year ended December 31, 2016 received on January 23, 2018 from the staff of the Commission (the “Staff”). We have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Consolidated Financial Statements

Consolidated Statements of Changes in Equity, page F-5

1.	We acknowledge the information provided in your response to prior comment one in our November 21, 2017 letter. However, we continue to be concerned that your presentation of share premium within retained earnings causes confusion among US investors. In this regard, we believe that your presentation in the consolidated statement of changes in equity should more explicitly distinguish between your earnings and capital raising activities as sources of future distributable funds. An alternative to your current presentation would be to revise this presentation to show a lead column, Distributable Equity, with two secondary columns for Retained Earnings and Share Premium Reserve. In addition, consistent with guidance in IAS 1.79 (v), we believe that supporting disclosure in Note 13 should be expanded to describe the legal terms and regulations governing distribution of funds from equity. Please provide us a revised presentation of your consolidated statement of changes in equity and supporting footnote disclosure to be included in future filings that addresses these concerns.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will divide the current balance of “Retained Earnings” into “Share Premium” and “Accumulated Deficit” in the “Consolidated Statements of Changes in Equity” in the Company’s consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2017 and in other future filings. The two reserves will present gross figures of share premium from the Company’s capital increases, reduced by cost of capital increases, and the accumulated results from the Company’s operations, as applicable.

The Company will add a lead header of “Distributable Equity” over the columns of “Share Premium,” “Foreign Currency Translation Reserve,” “Share-based Payment Reserve” and “Accumulated Deficit”.

The “Summary of Significant Accounting Policies” in Note 2 to the Company’s consolidated financial statements will be updated to include a description of the share premium reserve.

Note 13, “Other Reserves” will be renamed “Distributable Equity,” and the descriptions of the individual reserves will be updated to include information on the availability for distribution of the various reserves under equity. The specification of movements within the individual reserves will be deleted, as such details will be included in the “Consolidated Statements of Changes in Equity”.

In accordance with International Financial Reporting Standards, all comparative figures will be adapted to reflect the new presentation. Please see Annex A to this response letter for an updated draft presentation format of the Company’s consolidated statement of financial position, consolidated statement of changes in equity, and related supporting footnote disclosure format to be included in the Company’s applicable future filings.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Scott T. Smith, Ascendis Pharma A/S
Michael Wolff Jensen, Ascendis Pharma A/S
Peter Rasmussen, Ascendis Pharma A/S
Henrik Kjelgaard, Deloitte Statsautoriseret Revisionspartnerselskab

Annex A

Consolidated Statements of Financial Position As of December 31,

	Notes	2016	2015
Equity and liabilities
Equity
Share capital	12	4,354	3,374
Distributable equity	13	172,259	116,955

Total equity		176,613	120,329

Consolidated Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
Equity at January 1, 2014	1,448	30,362	(57)	2,776	(28,228)	6,301

Loss for the year	—	—	—	—	(9,658)	(9,658)
Other comprehensive loss, net of tax	—	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	—	(14)	—	(9,658)	(9,672)
Share-based payment (Note 6)	—	—	—	1,274	—	1,274
Capital increase	824	47,272	—	—		48,096
Cost of capital increase	—	(189)	—	—		(189)

Equity at December 31, 2014	2,272	77,445	(71)	4,050	(37,886)	45,810
Loss for the year	—	—	—	—	(32,922)	(32,922)
Other comprehensive loss, net of tax	—	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	—	(14)	—	(32,922)	(32,936)
Share-based payment (Note 6)	—	—	—	1,713	—	1,713
Capital increase	1,102	113,036	—	—		114,138
Cost of capital increase	—	(8,396)	—	—		(8,396)

Equity at December 31, 2015	3,374	182,085	(85)	5,763	(70,808)	120,329

Loss for the year	—	—	—	—	(68,505)	(68,505)
Other comprehensive loss, net of tax	—	—	6	—	—	6

Total comprehensive income/(loss)	—	—	6	—	(68,505)	(68,499)

Share-based payment (Note 6)	—	—	—	7,321	—	7,321
Capital increase	980	124,986	—	—		125,966
Cost of capital increase	—	(8,504)	—	—		(8,504)

Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613

Note 2—Summary of Significant Accounting Policies

Shareholders’ Equity

The share capital comprises the nominal amount of the parent company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments of equity investments in our group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represent a company’s accumulated profit or losses from operations.

Note 13— Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficit

Retained earnings or accumulated deficit represent the accumulated profits and losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.